Exhibit 23.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement on Form F-3 of our reports dated August 18, 2008 related to the statements of revenue and direct operating expenses of: A Duckling Corporation, E Duckling Corporation, F Duckling Corporation, G Duckling Corporation, I Duckling Corporation, and J Duckling Corporation (which reports express an unqualified opinion and include an explanatory paragraph relating to the basis of presentation as discussed in Note 2) appearing in the Prospectus, which is a part of this Registration Statement and to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE
Taipei, Taiwan
The Republic of China
October 10, 2008